UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of May, 2020

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                No  ☒

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Market Announcement

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly-Traded Company

CNPJ nr 33.256.439/0001 - 39

NIRE 35.300.109.724

MARKET ANNOUNCEMENT

Ultrapar announces filing of its 2019 Form 20-F

São Paulo, May 4, 2020 – Ultrapar Participações S.A. (B3: UGPA3 / NYSE: UGP, “Company”) informs that it filed today its 2019 Form 20-F annual report with the U.S. Securities and Exchange Commission (SEC). This annual report is available for download at the Company’s website – ri.ultra.com.br, and a hard copy of the complete audited financial statements can be obtained, free of charge, upon request by e-mail (invest@ultra.com.br) to the Investor Relations Department.

André Pires de Oliveira Dias

Chief Financial and Investor Relations Officer

Ultrapar Participações S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 4, 2020

ULTRAPAR HOLDINGS INC.

By:	/s/ Andre Pires de Oliveira Dias
Name:	Andre Pires de Oliveira Dias
Title:	Chief Financial and Investor Relations Officer

(Market Announcement)